825 Third Avenue, 27th Floor New York, NY 10022 646.519.2456

50 California Street, 29th Floor - Suite 2950
San Francisco, CA 94111
415.900.3871

www.focusfinancialpartners.com

December 14, 2016

Via EDGAR

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:            Focus Financial Partners Inc.
Amendment No. 4 to
Draft Registration Statement on Form S-1
Submitted September 15, 2016
CIK No. 0001651052

Ladies and Gentlemen:

Set forth below is the response of Focus Financial Partners Inc. (the “Registrant,” “we,” “us,” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2016, with respect to the Registrant’s Amendment No. 4 to Draft Registration Statement on Form S-1, submitted to the Commission on September 15, 2016 (“Confidential Submission No. 5”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Submission No. 6 (“Confidential Submission No. 6”). For your convenience, we will hand deliver five copies of Confidential Submission No. 6, as well as five copies of Confidential Submission No. 6 that are marked to show all changes made since the submission of Confidential Submission No. 5.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 5, unless otherwise specified.

Securities and Exchange Commission     December 14, 2016, Page 2

Tax Receivable Agreement, page 58

1.        We note your revised disclosure in response to comment 1. Please revise to further discuss the “certain circumstances” under which you may be “deemed” to realize tax savings and provide examples, as appropriate.

Response: Confidential Submission No. 5 has been revised as requested. Please see pages 17 and 59 of Confidential Submission No. 6.

Securities and Exchange Commission     December 14, 2016, Page 3

Please direct any questions you have with respect to the foregoing responses to me at (646) 599-9480 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ J. Russell McGranahan
J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.

cc:             William Schroeder (Securities and Exchange Commission)

John Spitz (Securities and Exchange Commission)

David Lin (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)

Robert Seber (Vinson & Elkins L.L.P.)